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February 3, 2010	Julie A. Lasso +44 (0) 20 7367 0262 jalasso@hhlaw.com
Mark Wojciechowski
U.S. Securities and Exchange Commission
Division of Corporation Finance — Office of Natural Resources
100 F. Street N.E.
Washington, DC 20549-7010
Fax No: +1 703 813 6982
BY EDGAR AND FAX
Re:	Harmony Gold Mining Company Limited
Form 20-F for the year ended June 30, 2009
Filed October 26, 2009
Form 20-F/A for the year ended June 30, 2009
Filed November 12, 2009
Comment Letter dated January 29, 2010
Dear Mr. Wojciechowski,
     We are in receipt of your letter of January 29, 2010 to our client Harmony Gold Mining Company Limited (the “Company”) asking that the Company respond to your inquiry within 10 business days or inform you of when the Company will provide you a response. Because the Company is in the midst of its quarterly report preparation, the Company will be able to provide a response on or before February 24, 2010. Thank you for your cooperation.
Kind regards,
Julie A. Lasso
cc:	H. Roger Schwall, Assistant Director Graham Briggs Frank Abbott Marian van der Walt Michelle Kriel
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